

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2018

Edwin Negron-Carballo
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway
Suite 206
Boca Raton, Florida 33431

> **Re: Celsius Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2017**
> **Response dated August 21, 2018**
> **File No. 001-34611**

Dear Mr. Negron-Carballo:

We have reviewed your August 21, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2018 letter.

Form 10-K for the year ended December 31, 2017

Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 22

1.   We note your proposed disclosures to be made in response to our comment. Management's report on internal control over financial reporting still does not identify the relevant framework that was used to evaluate your internal controls over financial reporting. Please revise to indicate the relevant framework that was used to evaluate your internal controls over financial reporting. Also, the proposed disclosures continue to indicate that management evaluated the effectiveness of disclosure controls and

procedures as of December 31, 2017 rather than internal controls over financial reporting. Please revise to indicate that management evaluated the effectiveness of your internal controls over financial reporting and provide management's conclusions with respect to the effectiveness of these controls. Refer to the guidance outlined in Item 308 of Regulation S-K.

 You may contact Linda Cvrkel, Staff Accountant at (202)551-3813 or Joel Parker, Senior Assistant Chief Accountant at 202-551-3651 if you have questions regarding comments on the financial statements and any other matters.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining